Exhibit 99.1

Announcement Thursday, 15 May 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE PRICES US BOND OFFER

Woodside has conducted a bond offer and successfully priced US$3.5 billion of senior unsecured bonds in the US market.

The bonds will be issued by Woodside Finance Limited, a wholly owned subsidiary of Woodside Energy Group Ltd, under the Registration Statement which was filed with the US Securities and Exchange Commission on 29 February 2024. The bonds will be guaranteed by Woodside Energy Group Ltd.

The bond offering consists of:

•	US$0.5 billion of 3-year bonds with a coupon of 4.9%;

•	US$1.25 billion of 5-year bonds with a coupon of 5.4%;

•	US$0.5 billion of 7-year bonds with a coupon of 5.7%; and

•	US$1.25 billion of 10-year bonds with a coupon of 6.0%.

The funds will be used for general corporate purposes.

Settlement of the bonds is expected to occur on 19 May 2025, subject to customary closing conditions.

INVESTORS	MEDIA
Sarah Peyman	Christine Forster
M: +61 457 513 249	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

No offer or advice

This announcement is not intended to and does not constitute, form part of, or contain an offer or invitation to sell securities to Woodside shareholders (or any other person), or a solicitation of an offer to buy securities from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction.

The offer is being made pursuant to an effective shelf registration statement filed with the US Securities and Exchange Commission (“SEC”). The offer is being made only by means of a prospectus and related prospectus supplement. The prospectus and related preliminary prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov. Alternatively, you may request these documents by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526 and J.P. Morgan Securities LLC at 1-212-834-4533.

This announcement has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this announcement does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision.

This announcement shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this announcement may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful.

The release, presentation, publication or distribution of this announcement, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this announcement in or from any such jurisdiction.